SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of February, 2010

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
 (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒       Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

 Enclosure: Press Release -Copa Holdings Reports Net Income of US$70.4 Million for the Fourth Quarter of 2009 and US$240.4 Million for Full Year 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)
Date: 2/11/2010
	By:	/s/ Victor Vial
Name: Victor Vial
Title: CFO

Copa Holdings Reports Net Income of US$70.4 Million for the Fourth Quarter of 2009 and US$240.4 Million for Full Year 2009

Panama City, Panama — February 10, 2010.  Copa Holdings, S.A. (NYSE: CPA), parent company of Copa Airlines and Aero Republica, today announced financial results for the fourth quarter of 2009 (4Q09) and full year 2009. The terms “Copa Holdings" or "the Company" refers to the consolidated entity, whose operating subsidiaries are Copa Airlines and Aero Republica. The following financial and operating information, unless otherwise indicated, is presented in accordance with US GAAP.  See the accompanying reconciliation of non-GAAP financial information to GAAP financial information included in financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the fourth quarter of 2008 (4Q08).

OPERATING AND FINANCIAL HIGHLIGHTS
•
Copa Holdings reported net income of US$70.4 million for 4Q09 or diluted earnings per share (EPS) of US$1.61, as compared to net income of US$25.8 million or diluted EPS of US$0.59 in 4Q08.  Excluding special items, which for 4Q09 include a special charge of US$4.8 million related to the accrual of costs associated with the retirement of four MD-80 aircraft as a result of Aero Republica’s transition to an all Embraer-190 fleet and a US$9.6 million non-cash gain associated with the mark-to-market of fuel hedge contracts, Copa Holdings would have reported an adjusted net income of US$65.7 million, compared to an adjusted net income of US$65.2 million in 4Q08.

•
Net income for full year 2009 reached US$240.4 million or diluted EPS of US$5.50, compared to US$118.7 million or diluted EPS of US$2.73 for full year 2008.  Excluding special items, which for 2009 include a special charge of US$19.4 million related to the accrual of costs associated with the retirement of four MD-80 aircraft as a result of Aero Republica’s transition to an all Embraer-190 fleet and a US$58.0 million non-cash gain associated with the mark-to-market of fuel hedge contracts, Copa Holdings would have reported an adjusted net income of US$201.7 million compared to an adjusted net income of US$173.5 for full year 2008, representing an increase of 16.3%.

•
Operating income for 4Q09 came in at US$71.8 million, representing an operating margin of 20.9%, as compared to operating income for 4Q08 of US$84.0 million.  Excluding special fleet charges of US$4.8 million, operating income would have been US$76.6 million, which would have represented an operating margin of 22.3% for the quarter, down from 24.3% in 4Q08.

•
The Company reported operating income of US$223.3 million for full year 2009, representing an operating margin of 17.8%, as compared to 17.4% in 2008.  However, excluding special fleet charges of US$19.4 million recorded in 2009, the adjusted operating margin for 2009 stood at 19.4%.

•	Total revenues for 4Q09 decreased 0.9% to US$343.0 million. Yield per passenger mile decreased 11.7% to 16.4 cents and operating revenue per available seat mile (RASM) decreased 5.8% to 13.7 cents.

•
For 4Q09 consolidated passenger traffic grew 12.7% while capacity increased 5.2%.  As a result, consolidated load factor for the quarter increased 5.3 percentage points to 79.4%.  For full year 2009 consolidated capacity increased 12%.

•
Operating cost per available seat mile (CASM) decreased 1.6%, from 11.0 cents in 4Q08 to 10.9 cents in 4Q09.  CASM, excluding fuel costs and special items, increased 5.2% from 7.2 cents in 4Q08 to 7.6 cents in 4Q09, mainly due to higher salaries and benefits and passenger related costs.

•
Cash, short term and long term investments ended 2009 at US$358.5 million, representing 29% of the last twelve months’ revenues.  During 2009 the Company funded from cash US$120 million in pre-delivery payments related to aircraft to be delivered between 2010 and 2011.

•	During the fourth quarter, Copa Airlines took delivery of one Boeing 737-800, ending the year with a consolidated fleet of 56 aircraft.

•
For 2009, Copa Airlines reported on-time performance of 87.6% and a flight-completion factor of 99.4%, maintaining its position among the best in the industry.  Additionally, Aero Republica’s on-time performance came in at 90.1%, leading the Colombian market both in domestic and international on-time performance.

Subsequent Events
•
On January 8, 2010, the Venezuelan government announced its decision to implement new fixed exchange rates effective January 11, 2010, which resulted in a significant devaluation of the Bolivar against the U.S. dollar.  The new regime applies two distinct official rates depending on the applicable sector of the economy. The first exchange rate, applicable to imported goods characterized as essential, will be VEB 2.60 per U.S. dollar, and the rate applicable to all other imported goods and services, including the aviation sector, will be VEB 4.30 per U.S. dollar.  The Venezuelan government, however, has announced that it will apply the exchange rate of VEB 2.60 per U.S. dollar to all authorization requests pending approval by the Venezuela Central Bank through January 8, 2010.  We estimate that the Company will incur losses related to the devaluation of these funds of approximately US$21 million, which will be recorded in the first quarter of 2010 in accordance with US GAAP.

•
On February 10, our Board of Directors approved the modification of the Company’s dividend policy, which had provided for an annual payment of approximately 10% of our annual consolidated net income to our shareholders. Effective immediately, the new dividend policy provides for annual dividend payments in amounts up to 20% of our annual consolidated net income to be paid pro rata among all our shareholders. The determination of the annual dividend payment each year will remain subject to approval by our Board of Directors and compliance with applicable legal requirements.

•
On February 10, our Board of Directors approved the modification of the Company’s dividend policy, which had provided for an annual payment of approximately 10% of our annual consolidated net income to our shareholders.  Effective immediately, the new dividend policy provides for annual dividend payments in amounts up to 20% of our annual consolidated net income to be paid pro rata among all our shareholders. The determination of the annual dividend payment each year will remain subject to approval by our Board of Directors and compliance with applicable legal requirements.

Consolidated Financial &		Variance		Variance			Variance
Operating Highlights	4Q09	vs. 4Q08		vs. 3Q09		FY 2009	vs. 2008
RPMs (millions)	1,984	12.7%		2.8%		7,397	10.1%
ASMs (mm)	2,498	5.2%		-1.9%		9,911	12.1%
Load Factor	79.4%	5.3	p.p.	3.6	p.p.	74.6%	-1.3	p.p.
Yield	16.4	-11.7%		2.7%		16.0	-11.5%
PRASM (cents)	13.0	-5.3%		7.5%		12.0	-13.0%
RASM (cents)	13.7	-5.8%		8.0%		12.6	-13.2%
CASM (cents)	10.9	-1.6%		-0.5%		10.4	-13.7%
Adjusted CASM (cents) (1)	10.7	-3.3%		3.1%		10.2	-15.3%
CASM Excl. Fuel (cents)	7.7	7.9%		0.1%		7.4	-1.5%
Adjusted CASM Excl. Fuel (cents) (1)	7.6	5.2%		5.4%		7.2	-4.1%
Breakeven Load Factor (3)	60.0%	-1.0	p.p.	-4.5	p.p.	59.2%	-3.8	p.p.
Operating Revenues (US$ mm)	343.0	-0.9%		5.9%		1,253.1	-2.8%
EBITDAR (US$ mm) (2)	109.6	64.5%		37.6%		391.8	47.1%
Adjusted EBITDAR (US$ mm) (2)(3)	104.9	-1.2%		17.8%		353.2	10.0%
EBITDAR Margin (2)	32.0%	12.7	p.p.	7.4	p.p.	31.3%	10.6	p.p.
Adjusted EBITDAR Margin (2)(3)	30.6%	-0.1	p.p.	3.0	p.p.	28.2%	3.3	p.p.
Operating Income (US$ mm)	71.8	-14.6%		56.3%		223.3	-0.3%
Adjusted Operating Income (US$ mm) (1)	76.6	-8.8%		26.6%		242.7	8.4%
Operating Margin	20.9%	-3.4	p.p.	6.7	p.p.	17.8%	0.4	p.p.
Adjusted Operating Margin (1)	22.3%	-1.9	p.p.	3.6	p.p.	19.4%	2.0	p.p.
Net Income (US$ mm)	70.4	173.5%		63.3%		240.4	102.6%
Adjusted Net Income (US$ mm) (3)	65.7	0.7%		25.0%		201.7	16.3%
EPS - Basic (US$)	1.63	171.2%		63.3%		5.55	101.8%
Adjusted EPS - Basic (US$) (3)	1.52	0.3%		24.7%		4.66	15.8%
EPS - Diluted (US$)	1.61	171.8%		63.3%		5.50	101.5%
Adjusted EPS - Diluted (US$) (3)	1.50	-0.1%		24.6%		4.62	15.7%
Weighted Avg. # of Shares - Basic (000)	43,344	0.3%		0.0%		43,308	0.4%
Weighted Avg. # of Shares - Diluted (000)	43,763	0.8%		0.1%		43,672	0.5%

 (1) Adjusted Operating Income, Adjusted Operating Margin and Adjusted CASM for 4Q09, 3Q09 and 2009 exclude special charges related to the accrual of costs associated with the retirement of four MD-80 aircraft as a result of Aero Republica’s transition to an all Embraer-190 fleet.
(2) EBITDAR means earnings before interest, taxes, depreciation, amortization and rent.
(3) Adjusted EBITDAR, Adjusted EBITDAR Margin, Breakeven Load Factor, Adjusted Net Income and Adjusted EPS (Basic and Diluted) exclude:  a) For 4Q09, 3Q09 and 2009 exclude special charges related to the accrual of costs associated with the retirement of four MD-80 aircraft as a result of Aero Republica’s transition to an all Embraer-190 fleet and b) For 4Q09, 4Q08, 3Q09, 2009 and 2008 exclude non-cash charges/gains associated with the mark-to-market of fuel hedges.
Note:  Attached to this press release is a reconciliation of non-GAAP financial measures to the comparable US GAAP measures.

MANAGEMENT’S COMMENTS ON 4Q09 RESULTS

Copa Holdings delivered another quarter of solid financial results with fourth quarter operating income coming in at US$71.8 million and net income at US$70.4 million.  Excluding US$4.8 million in special charges at Aero Republica related to the accrual of costs associated with the retirement of four MD-80 aircraft and a $9.6 million non-cash gain associated with the mark-to-market of fuel hedge contracts, operating income and net income reported would have been US$76.6 million and US$65.7 million, respectively.

Total revenues decreased 0.9% during the quarter, while capacity increased 5.2%, which resulted in a 5.8% decrease in revenues per ASM (RASM) from 14.6 cents to 13.7 cents.  Passenger revenues, which represented 95% of total revenues, decreased 0.4% to US$324.4 million, due to a 5.3% decline in passenger revenue per ASM (PRASM), driven by an 11.7% drop in yield, which was offset by a 7.2 percentage point increase in consolidated load factor from 74.1% to 79.4%.

In 4Q09, Copa Airlines’ yields came in at 15.7 cents, representing a 10.0% decline compared to 4Q08 and a 3.6% increase over 3Q09.  Copa Airlines’ yields declined year-over-year mainly as a result of lower average fares due to a less robust demand environment.  During the same period, Aero Republica’s yields decreased 19.2% to 20.2 cents, as a result of a more competitive fare environment.  Nevertheless, the effect of lower yields at Aero Republica was partially offset by increased traffic, which for the quarter increased 16.7% and resulted in a load factor of 75%, or 9.9 percentage points above 4Q08.

Consolidated operating expenses for 4Q09 increased 3.5% to US$271.2 million, while consolidated operating expenses per ASM (CASM) decreased 1.6% to 10.9 cents.  CASM, excluding fuel costs and special charges, increased 5.2% from 7.2 cents in 4Q08 to 7.6 cents in 4Q09, mainly due to higher salaries and benefits and passenger related costs.

Aircraft fuel expense decreased 15.1% or US$13.8 million compared to 4Q08, despite a 5.9% increase in available seat miles (ASMs).  The Company’s effective jet fuel price, which includes a US$1.2 million negative fuel hedge effect in 4Q09 and a US$8.8 million negative fuel hedge effect in 4Q08, decreased from an average of US$2.73 in 4Q08 to US$2.21 in 4Q09.

For 4Q09, the Company had fuel hedges in place representing 19% of its consolidated volume.  Continuing with the execution of its fuel hedge policy, the Company currently has hedged approximately 19% and 9% of its consolidated volume for 2010 and 2011, respectively.

The Company recorded non-operating income of US$6.4 million for 4Q09 compared to a US$50.1 million non-operating expense for 4Q08.  Non-operating income for 4Q09 included a fuel hedge mark-to-market gain of US$9.6 million, compared to a fuel hedge mark-to-market loss of US$39.5 million in 4Q08.

Copa Holdings closed the quarter with US$358.5 million in cash, short term and long term investments, representing approximately 29% of last twelve months´ revenues.  During 2009 the Company funded from cash $120 million in pre-delivery payments related to aircraft to be delivered between 2010 and 2011.  Total debt at the end of 4Q09 amounted to US$845.5 million, most of which relates to aircraft and equipment financing.

For 4Q09, Aero Republica recorded operating income, excluding special fleet charges, of US$7.0 million, representing an operating margin of 10.6% compared an operating margin of 19.7% in 4Q08.  For full year 2009, Aero Republica recorded an adjusted operating margin of 11.2%.

Aero Republica continues to benefit from its international expansion and fleet transition strategy aimed at replacing its MD-80 fleet with modern and fuel-efficient Embraer-190 aircraft.  For 4Q09, Aero Republica’s capacity, in terms of ASMs flown in Embraer-190 aircraft as a percentage of its total capacity, increased from 72.5% in 4Q08 to 92.4% in 4Q09.  Having returned its last MD-80 aircraft on January 31, 2010, Aero Republica now operates an all Embraer-190 fleet with an average age of approximately 2.2 years, one of the youngest in the industry.  Additionally, as part of its international expansion, during 4Q09 Aero Republica’s international capacity represented 19.5% of total capacity.

Copa Holdings’ fourth quarter and full year 2009 results highlight the Company’s ability to operate and grow profitably in a challenging environment.  In 2010, the Company expects to increase its consolidated fleet by seven aircraft.  Copa Airlines is expected to receive eight Boeing 737-800 aircraft, while Aero Republica completes its fleet renovation program with the return of one remaining MD-80 aircraft.  Consolidated capacity for 2010 is expected to increase approximately 10%, with most of this growth coming from Copa Airlines capacity.  Copa Holdings’ consolidated fleet is expected to end the year at 63 aircraft, composed of 20 Boeing 737-700s, 17 Boeing 737-800s and 26 Embraer-190s.

Copa Holdings continues to deliver industry leading results, despite negative factors that have affected the industry as a whole.  This is the result of a solid and well executed business model based on developing the most comprehensive and convenient network for intra Latin America travel.  In 2010, the Company will seek to continue strengthening its long term competitive position, with the advantage of maintaining a flexible fleet plan and a strong balance sheet.

OUTLOOK FOR 2010

For 2010, the Company’s guidance calls for consolidated capacity growth of approximately 10%.  Load factors are expected to come in at 76%, above 2009 levels; while unit revenues (RASM) are expected to increase approximately 3% mainly as a result an improved demand environment which we expect will result in both higher load factors and yields.  Unit costs excluding fuel, CASM ex-fuel, are expected to come in at 7.1 cents, slightly below 2009 levels.  The estimated effective price per gallon of jet fuel, including the effect of current hedge contracts and into plane costs for 2010 is US$2.26.  As a result, the Company is projecting an operating margin in the range of 20.0% to 22.0% for 2010.

Financial Outlook (US GAAP)	2010 - Full Year
ASMs (billion)	+/-10.9
Average Load Factor	+/-76%
RASM (cents)	+/-13.0
CASM Ex-fuel (cents)	+/- 7.1
Operating Margin	20-22%

CONSOLIDATED FOURTH QUARTER RESULTS

Operating revenue

Consolidated revenue for 4Q09 totaled US$343.0 million, a 0.9% or US$3.1 million decline from operating revenue of US$346.1 million in 4Q08, mainly due to a 4.2% or US$2.9 million decrease in in Aero Republica’s operating revenue.

Copa Airlines operating revenue

Copa Airlines operating revenue for 4Q09 totaled US$280.9 million, a 0.7% increase over operating revenue of US$278.9 million in 4Q08.  This increase was primarily due to a 0.8% or US$2.2 million increase in passenger revenue.

Passenger revenue. For 4Q09, passenger revenue totaled US$263.7 million, an increase of 0.8%  from passenger revenue of US$261.6 million in 4Q08.  Passenger yield decreased 10% to 15.7 cents, while load factor increased 4.4 percentage points from 75.9% in 4Q08 to 80.3% in 4Q09.

Cargo, mail and other. Cargo, mail and other revenue totaled US$17.2 million in 4Q09, a 0.8% decline from cargo, mail and other of US$17.3 million in 4Q08.

Aero Republica operating revenue

During 4Q09, Aero Republica generated operating revenue of US$66.0 million, representing a 4.2% decline from 4Q08.  This decrease resulted mainly from a US$3.6 million or 5.7% decline in passenger revenue.  During the quarter, Aero Republica’s capacity (ASMs) increased by 1.2%, while traffic (RPMs) increased 16.7%, resulting in a load factor of 75.0% or 9.9 percentage point above 4Q08.  Yields decreased by 19.2% primarily due to lower fuel surcharges, a more competitive domestic environment and a weaker Colombian currency compared to the same period in 2008.

Operating expenses

For 4Q09, consolidated operating expenses increased 3.5% to US$271.2 million, representing operating cost per available seat mile (CASM) of 10.9 cents.  Operating expenses, excluding special charges, totaled US$266.4 million, a 1.7% increase over operating expenses of US$262.0 million for 4Q08.  Operating cost per available seat mile (CASM), excluding fuel costs and special charges, increased 6.6% from 7.2 cents in 4Q08 to 7.6 cents in 4Q09.  An overview of the major variances on a consolidated basis follows:

Aircraft fuel. For 4Q09, aircraft fuel totaled US$77.6 million, a US$13.8 million or 15.1% decrease from aircraft fuel of US$91.4 million in 4Q08. This decline was primarily a result of an 18.8% decrease in the average price per gallon of jet fuel (all-in), which averaged US$2.21 in 4Q09 as compared to US$2.73 in 4Q08, offset by a 4.3% increase in gallons consumed resulting from increased capacity.  The all-in average price per gallon of jet fuel for 4Q09 includes a US$1.2 million realized fuel hedge loss compared to an US$8.8 million loss in 4Q08.
Salaries and benefits. For 4Q09, salaries and benefits totaled US$43.9 million, a 17.0% increase over salaries and benefits of US$37.5 million in 4Q08. This increase was mostly a result of an overall increase in operating headcount to support additional capacity and a stronger Colombian Currency.
Passenger servicing. For 4Q09, passenger servicing totaled US$30.8 million, a 17.1% increase over passenger servicing of US$26.3 million in 4Q08. This increase was primarily a result of an increase in capacity and passengers carried.

Commissions. For 4Q09, commissions totaled US$15.8 million, a 6.5% increase over commissions of US$14.8 million in 4Q08. This increase was primarily a result of a higher average commission rates at both Copa Airlines and Aero Republica.
Reservations and sales. Reservations and sales totaled US$14.1 million, a 6.9% increase over reservation and sales of US$13.2 million in 4Q08.  This increase was primarily a result of 13.7% more passengers carried.
Maintenance, material and repairs. For 4Q09, maintenance, material and repairs totaled US$20.1 million, a 13.4% increase over maintenance, material and repairs of US$17.7 million in 4Q08. This increase was primarily a result of increased capacity and the timing of major overhaul events at Copa Airlines.
Depreciation. Depreciation totaled US$11.3 million in 4Q09, a 0.5% decline from depreciation of US$11.3 million in 4Q08.
Flight operations, aircraft rentals. landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals increased 5.9% from US$33.1 million in 4Q08 to US$35.0 million in 4Q09.
Other. Other expenses totaled US$17.8 million in 4Q09, an increase of US$1.1 million.
Special charges. During 4Q09, the Company registered a US$4.8 million charge related to the accrual of costs associated with the retirement of four MD-80 aircraft  as a result of Aero Republica’s ongoing transition to an all Embraer-190 fleet.

Copa Airlines operating expenses

Copa Airlines’ operating expenses increased 2.1% to US$212.8 million from US$208.4 million in 4Q08, on a 5.2% increase in capacity.  Operating expenses per available seat mile decreased 3.6% to 10.1 cents in 4Q09 from 10.5 cents in 4Q08.  Excluding fuel costs, operating expenses per available seat mile increased 5.4% from 6.8 cents in 4Q08 to 7.2 cents in 4Q09.

Aircraft fuel. For 4Q09, aircraft fuel totaled US$62.1 million, a 15.5% decrease from aircraft fuel expense of US$73.5 million in the same period in 2008. This decrease was primarily a result of a 20.3% decline in the average price per gallon of jet fuel (all-in), which averaged US$2.16 in 4Q09 as compared to US$2.72 in 4Q08.
Salaries and benefits. For 4Q09, salaries and benefits totaled US$34.5 million, a 14.2% increase over salaries and benefits of US$30.2 million in the same period in 2008. This increase was mainly a result of an overall increase in operating headcount to support additional capacity.
Passenger servicing. Passenger servicing totaled US$25.7 million for 4Q09, a 15.0% increase over passenger servicing of US$22.3 million in 4Q08.  This increase was primarily the result of an increase in capacity and passengers carried.
Commissions. Commissions totaled US$13.2 million for 4Q09, an 11.9% increase over commissions of US$11.8 million in 4Q08. This increase was primarily a result of a higher average commission rate.
Reservations and sales. Reservations and sales totaled US$9.8 million, a 2.7% increase over reservation and sales of US$9.5 million in 4Q08.  This increase was primarily a result of an increase in passengers carried.
Maintenance, materials and repairs. Maintenance, materials and repairs totaled US$17.6 million in 4Q09, an 18.5% increase over maintenance, materials and repairs of US$14.9 million in 4Q08. This increase was a result of increased capacity and the timing of major overhaul events.
Depreciation. Depreciation totaled US$10.6 million in 4Q09, a 3.3% increase over depreciation of US$10.2 million in 4Q08, primarily related to depreciation of new aircraft and spare parts.
Flight operations, aircraft rentals, landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals increased 2.7% from US$25.5 million in 4Q08 to US$26.2 million in 4Q09.
Other. Other expenses increased US$2.6 million from US$10.5 million in 4Q08 to US$13.1 million in 4Q09.

Aero Republica operating expenses

Aero Republica’s operating expenses increased 15.4% to US$63.9 million in 4Q09 from US$55.4 million in 4Q08. Operating expenses per available seat mile (CASM) increased 13.9% to 16.0 cents in 4Q09 from 14.0 cents in 4Q08. CASM, excluding fuel costs and special charges, increased 14.8% from 9.5 cents in 4Q08 to 10.9 cents in 4Q09.

Non-operating income (expense)

Consolidated non-operating income (expense) totaled a gain of US$6.4 million in 4Q09, compared to a loss of US$50.1 million in 4Q08.

Interest expense.  Interest expense totaled US$7.4 million in 4Q09, a 32.1% decrease from interest expense of US$10.9 million in 4Q08, primarily as a result of lower rates on variable rate debt.
Interest income. Interest income totaled US$2.2 million, a 23.4% decrease from interest income of US$2.9 million in 4Q08, mostly a result of lower interest rates.
Other, net.  Other net totaled a gain of US$11.6 million in 4Q09, mainly related to a US$9.6 million non-cash gain related to the mark-to-market of fuel hedge contracts.

About Copa Holdings:
Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of passenger and cargo services. Copa Airlines currently offers approximately 152 daily scheduled flights to 45 destinations in 24 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines. Aero Republica provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas through flights from Barranquilla, Bogota, Bucaramanga, Cali, Cartagena, Medellin and Pereira. Additionally, Aero Republica has international flights from Colombia to Caracas and Quito. For more information, visit www.copaair.com.

CONTACT: Copa Holdings S.A.
Investor Relations:
Ph: (507) 304-2677
www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S.A.
Operating data

	Unaudited	Unaudited	%		Unaudited	%		Unaudited	Audited	%
	4Q09	4Q08	Change		3Q09	Change		2009	2008	Change

Copa Holdings (Consolidated)
Revenue passengers carried (thousands)	1,521	1,338	13.7%		1,475	3.1%		5,553	5,026	10.5%
Revenue passengers miles (RPMs) (mm)	1,984	1,760	12.7%		1,930	2.8%		7,397	6,717	10.1%
Available seat miles (ASMs) (mm)	2,498	2,375	5.2%		2,545	-1.9%		9,911	8,845	12.1%
Load factor	79.4%	74.1%	5.3	p.p.	75.8%	3.6	p.p.	74.6%	75.9%	-1.3	p.p.
Break-even load factor	60.0%	56.9%	3.1	p.p.	59.7%	0.3	p.p.	59.2%	63.0%	-3.8	p.p.
Yield (cents)	16.4	18.5	-11.7%		15.9	2.7%		16.0	18.1	-11.5%
RASM (cents)	13.7	14.6	-5.8%		12.7	8.0%		12.6	14.6	-13.2%
CASM (cents)	10.9	11.0	-1.6%		10.9	-0.5%		10.4	12.0	-13.7%
Adj.CASM - excl. special charges and fuel (cents)	7.6	7.2	5.2%		7.2	5.4%		7.2	7.5	-4.1%
Fuel gallons consumed (mm)	34.8	33.4	4.3%		35.6	-2.2%		138.0	125.1	10.4%
Average price of Fuel - Net of Hedges (US$)	2.21	2.73	-18.8%		2.24	-1.4%		2.17	3.21	-32.4%

Copa Segment
Revenue passengers miles (RPMs) (mm)	1,684	1,503	12.0%		1,643	2.5%		6,323	5,789	9.2%
Available seat miles (ASMs) (mm)	2,098	1,981	5.9%		2,136	-1.8%		8,319	7,342	13.3%
Load factor	80.3%	75.9%	4.4	p.p.	76.9%			76.0%	78.8%	-2.8	p.p.
Break-even load factor	57.7%	55.7%	2.0	p.p.	58.1%	-0.4	p.p.	58.6%	62.2%	-3.6	p.p.
Yield (US$ cents)	15.7	17.4	-10.0%		15.1	3.6%		15.3	16.8	-9.3%
RASM (cents)	13.4	14.1	-4.9%		12.4	8.0%		12.3	14.1	-12.7%
CASM (cents)	10.1	10.5	-3.6%		9.8	3.6%		9.7	11.3	-13.6%
Adj.CASM - excl. special charges and fuel (cents)	7.2	6.8	5.4%		6.6	8.8%		6.7	6.9	-2.8%
Fuel gallons consumed (mm)	28.5	26.9	5.6%		29.1	-2.2%		112.4	100.3	12.1%
Average price of Fuel - Net of Hedges (US$)	2.16	2.72	-20.3%		2.26	-4.2%		2.20	3.14	-29.9%

Aero Republica Segment
Revenue passengers miles (RPMs) (mm)	300	257	16.7%		287	4.3%		1,074	928	15.7%
Available seat miles (ASMs) (mm)	399	395	1.2%		409	-2.4%		1,592	1,503	5.9%
Load factor	75.0%	65.0%	9.9	p.p.	70.2%	6.9%		67.5%	61.7%	5.7	p.p.
Break-even load factor	69.7%	58.8%	10.9	p.p.	65.6%	4.1	p.p.	60.6%	61.4%	-0.8	p.p.
Yield (cents)	20.2	25.0	-19.2%		20.6	-1.6%		20.7	26.3	-21.3%
RASM (cents)	16.5	17.5	-5.4%		15.7	5.5%		15.1	17.6	-14.3%
CASM (cents)	16.0	14.0	13.9%		18.1	-11.6%		14.6	16.6	-11.8%
Adj.CASM - excl. special charges and fuel (cents)	10.9	9.5	14.8%		11.1	-1.5%		10.2	10.8	-6.2%
Fuel gallons consumed (mm)	6.4	6.4	-1.3%		6.5	-2.1%		25.6	24.8	3.3%
Average price of Fuel - Net of Hedges (US$)	2.44	2.78	-12.3%		2.18	11.9%		2.02	3.49	-42.0%

Copa Holdings, S.A.
Income Statement - USGAAP
(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%	Unaudited	Audited	%
	4Q09	4Q08	Change	3Q09	Change	2009	2008	Change
Operating Revenues
Passenger Revenue	324,384	325,849	-0.4%	307,438	5.5%	1,186,717	1,217,311	-2.5%
Cargo, mail and other	18,573	20,210	-8.1%	16,298	14.0%	66,370	71,478	-7.1%
Total Operating Revenue	342,957	346,059	-0.9%	323,736	5.9%	1,253,088	1,288,789	-2.8%

Operating Expenses
Aircraft fuel	77,643	91,408	-15.1%	80,812	-3.9%	300,816	404,669	-25.7%
Salaries and benefits	43,863	37,484	17.0%	39,059	12.3%	157,879	139,431	13.2%
Passenger servicing	30,781	26,280	17.1%	28,839	6.7%	110,768	98,775	12.1%
Commissions	15,753	14,798	6.5%	15,889	-0.9%	57,565	67,177	-14.3%
Reservations and sales	14,098	13,187	6.9%	15,993	-11.8%	56,280	54,996	2.3%
Maintenance, material and repairs	20,118	17,737	13.4%	18,195	10.6%	76,732	66,438	15.5%
Depreciation	11,264	11,326	-0.5%	11,926	-5.6%	47,079	42,891	9.8%
Flight operations	15,356	14,680	4.6%	15,511	-1.0%	60,873	56,425	7.9%
Aircraft rentals	10,774	10,078	6.9%	11,911	-9.5%	46,538	43,008	8.2%
Landing fees and other rentals	8,897	8,305	7.1%	8,557	4.0%	33,628	32,467	3.6%
Other	17,835	16,766	6.4%	16,545	7.8%	62,187	58,520	6.3%
Special fleet charges	4,818	-	n/a	14,599		19,417	0	n/a
Total Operating Expense	271,200	262,049	3.5%	277,836	-2.4%	1,029,762	1,064,797	-3.3%

Operating Income	71,757	84,010	-14.6%	45,900	56.3%	223,326	223,991	-0.3%

Non-operating Income (Expense):
Interest expense	(7,392)	(10,891)	-32.1%	(8,090)	-8.6%	(32,938)	(42,071)	-21.7%
Interest capitalized	1	525	-99.8%	141	-99.3%	693	1,921	-63.9%
Interest income	2,194	2,863	-23.4%	2,217	-1.0%	9,185	11,130	-17.5%
Other, net	11,568	(42,639)	-127.1%	6,139	88.4%	59,703	(58,843)	-201.5%
Total Non-Operating Income/(Expense)	6,371	(50,142)	-112.7%	407	1466.1%	36,642	(87,863)	-141.7%

Income before Income Taxes	78,128	33,868	130.7%	46,307	68.7%	259,968	136,128	91.0%

Provision for Income Taxes	7,686	8,113	-5.3%	3,168	142.6%	19,610	17,469	12.3%

Net Income	70,442	25,755	173.5%	43,139	63.3%	240,358	118,659	102.6%

Basic EPS	1.63	0.60	172.6%	1.00	63.3%	5.55	2.75	101.8%
Basic Shares	43,344,371	43,194,566	0.3%	43,344,371	0.0%	43,307,534	43,142,515	0.4%

Diluted EPS	1.61	0.59	171.4%	0.99	63.1%	5.50	2.73	101.5%
Diluted Shares	43,763,430	43,425,896	0.8%	43,710,245	0.1%	43,672,171	43,439,879	0.5%

Copa Holdings, S.A.
Balance Sheet - USGAAP
(US$ Thousands)	December 31,	September 30,	December 31,
	2009	2009	2008
	(Unaudited)	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$262,656	$264,976	$220,808
Short-term investments	89,412	102,778	176,018
Total cash, cash equivalents and short-term investments	352,068	367,754	396,826

Accounts receivable, net of allowance for doubtful accounts	76,392	90,722	70,609
Accounts receivable from related parties	4,399	5,425	4,592
Expendable parts and supplies, net of allowance for obsolescence	23,327	23,138	18,405
Prepaid expenses	32,314	22,277	26,694
Other current assets	13,654	5,465	5,338
Total Current Assets	502,154	514,781	522,464

Long-term investments	6,407	8,577	11,145

Property and Equipment:
Owned property and equipment:
Flight equipment	1,439,759	1,436,216	1,372,352
Other equipment	61,339	61,379	55,291
	1,501,098	1,497,595	1,427,643
Less: Accumulated depreciation	(218,108)	(210,067)	(174,835)
	1,282,990	1,287,528	1,252,808
Purchase deposits for flight equipment	198,697	165,370	84,861
Total Property and Equipment	1,481,687	1,452,898	1,337,669

Other Assets:
Net pension asset	2,227	2,003	1,486
Goodwill	23,852	25,369	21,732
Intangible asset	34,973	37,197	31,865
Other assets	41,569	34,413	27,864
Total Other Assets	102,621	98,982	82,947
Total Assets	$2,092,869	$2,075,238	$1,954,225

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
Current maturities of long-term debt	$94,550	$129,315	$115,833
Accounts payable	51,343	49,825	54,066
Accounts payable to related parties	14,103	9,060	11,510
Air traffic liability	183,344	186,985	182,490
Taxes and interest payable	43,227	41,761	37,194
Accrued expenses payable	49,058	45,490	40,642
Other current liabilities	10,957	18,924	60,349
Total Current Liabilities	446,582	481,360	502,084

Non-Current Liabilities:
Long-term debt	750,971	771,184	800,196
Post employment benefits liability	2,370	2,326	2,072
Other long-term liabilities	13,908	12,844	8,694
Deferred tax liabilities	13,410	10,685	8,747
Total Non-Current Liabilities	780,659	797,039	819,709

Total Liabilities	1,227,241	1,278,399	1,321,793

Shareholders' Equity:
Class A - 31,136,619 shares issued and 30,566,853 shares outstanding	20,864	20,858	20,761
Class B - 12,778,125 shares issued and outstanding	8,722	8,722	8,722
Additional paid in capital	18,658	17,292	13,481
Retained earnings	817,649	747,597	594,004
Accumulated other comprehensive income (loss)	(265)	2,372	(4,536)
Total Shareholders' Equity	865,628	796,841	632,432
Total Liabilities and Shareholders' Equity	$2,092,869	$2,075,239	$1,954,225

Copa Holdings, S.A.

NON-GAAP FINANCIAL MEASURE RECONCILIATION

This press release includes the following non GAAP financial measures: Adjusted CASM, Adjusted CASM Excluding Fuel, Adjusted EBITDAR, Adjusted Operating Income, Adjusted Net Income and Adjusted EPS.   This supplemental information is presented because we believe they are useful indicators of our operating performance and are useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable US GAAP measures, in particular operating income and net income. The following is a reconciliation of these non-GAAP financial measures to the comparable US GAAP measures:

Reconciliation of EBITDAR
Excluding Special Items	4Q09	4Q08	3Q09	2009	2008

Net income as Reported	$70,442	$25,755	$43,139	$240,358	$118,659

Interest Expense	(7,392)	(10,891)	(8,090)	(32,938)	(42,071)
Capitalized Interest	1	525	141	693	1,921
Interest Income	2,194	2,863	2,217	9,185	11,130
Income Taxes	(7,686)	(8,113)	(3,168)	(19,610)	(17,469)
EBIT	83,325	41,371	52,039	283,029	165,148

Depreciation and Amortization	11,264	11,326	11,926	47,079	42,891
EBITDA	94,589	52,697	63,965	330,108	208,039

Aircraft Rent	10,774	10,078	11,911	46,538	43,008
Other Rentals	4,267	3,873	3,772	15,196	15,293
EBITDAR	$109,631	$66,648	$79,648	$391,841	$266,341

Special Items (adjustments):
Unrealized (gain) loss on fuel hedging instruments (1)	(9,593)	39,462	(5,214)	(58,040)	54,846
Special Items (2)	4,818	-	14,599	19,417	-
Adjusted EBITDAR	$104,855	$106,111	$89,032	$353,218	$321,187

Reconciliation of Operating Income
Excluding Special Items	4Q09	4Q08	3Q09	2009	2008

Operating Income as Reported	$71,757	$84,010	$45,900	$223,326	$223,991

Special Items (adjustments):
Special Items, net (2)	4,818	-	14,599	19,417	-
Adjusted Operating Income	$76,575	$84,010	$60,499	$242,743	$223,991

Reconciliation of Net Income
Excluding Special Items	4Q09	4Q08	3Q09	2009	2008

Net income as Reported	$70,442	$25,755	$43,139	$240,358	$118,659

Special Items (adjustments):
Unrealized (gain) loss on fuel hedging instruments (1)	(9,593)	39,462	(5,214)	(58,040)	54,846
Special Items, net (2)	4,818	-	14,599	19,417	-
Adjusted Net Income	$65,667	$65,217	$52,523	$201,735	$173,505

Shares used for Computation (in thousands)
Basic	43,344	43,195	43,344	43,308	43,143
Diluted	43,763	43,426	43,710	43,672	43,440

Adjusted earnings per share
Basic	1.52	1.51	1.21	4.66	4.02
Diluted	1.50	1.50	1.20	4.62	3.99

Reconciliation Operating Costs per ASM
Excluding Fuel and Special Items	4Q09	4Q08	3Q09	2009	2008

Operating Costs per ASM as Reported	10.9	11.0	10.9	10.4	12.0
Aircraft fuel per ASM	(3.1)	(3.8)	(3.2)	(3.0)	(4.6)
Operating Costs per ASM excluding fuel	7.7	7.2	7.7	7.4	7.5
Special Items (adjustments):
Special Items per ASM, net (2)	(0.2)	-	(0.6)	(0.2)	-
Operating expenses excluding fuel and special items	7.6	7.2	7.2	7.2	7.5

FOOTNOTES:
(1)
Include unrealized (gains) losses resulting from the mark-to-market accounting for changes in the fair value of fuel hedging instruments.  For 4Q09, 3Q09 and full year 2009 the Company recorded unrealized fuel hedge gains of US$9.6 million, US$5.2 million and US$58.0 million, respectively. For 4Q08 and full year 2008 the Company recorded unrealized fuel hedge losses of US$39.5 million and US$54.8 million, respectively.

(2)
Special items include for 4Q09, 3Q09 and 2009 exclude special charges related to the accrual of costs associated with the retirement of four MD-80 aircraft as a result of Aero Republica’s transition to an all Embraer-190 fleet